UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 7)*

             MARVEL ENTERPRISES, INC. (formerly Toy Biz, Inc.)
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 57383M108

                               (CUSIP Number)

                           Brian M. Feldman, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

                              October 4, 2002
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  57383M108                13D                Page 2 of 7 pages

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Whippoorwill Associates Inc.
        13-3595884

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                               (See Instructions)        (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions)

        OO; WC

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           2,171,016

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        2,171,016

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,171,016

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%

14. TYPE OF REPORTING PERSON (See Instructions)

        IA, CO

                                SCHEDULE 13D
                                ------------

          This Amendment No. 7 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Issuer"), filed on October 13, 1998, as amended through June 10, 2002.

Item 1.   Security and Issuer.
------    -------------------

          Unchanged.

Item 2.   Identity and Background.
------    -----------------------

          Unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Unchanged.

Item 4.   Purpose of Transaction.
------    ----------------------

          Item 4 is amended by adding the following paragraph;

          On October 7, 2002, the Issuer announced that it has commenced an offer to exchange shares of Common Stock for all 20.8 million outstanding shares of 8% Preferred Stock at the rate of 1.39 shares of Common Stock for each share of 8% Preferred Stock (the "Exchange Transaction"). The terms and conditions of the Exchange Transaction are more fully described in the Issuer's Offer to Exchange, as filed with the SEC on a Form SC TO-I on October 7, 2002. Whippoorwill, on behalf of the Holders, has indicated to the Issuer that it will exchange all 2,054,862 shares of 8% Preferred Stock in the Exchange Transaction. If Whippoorwill elects to exchange all 2,054,862 shares of 8% Preferred Stock on or before November 18, 2002, and the other conditions to the Exchange Transaction are satisfied, promptly after November 18, 2002 it will receive 2,856,258 shares of Common Stock and the Holders will no longer hold any 8% Preferred Stock.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          Item 5 is amended in its entirety as follows;

          (a) and (b)

          The percentages set forth in this Item 5 are based a representation of the Issuer that as of October 4, 2002 there were 36, 300,093 shares of Common Stock outstanding.

          The Holders, in the aggregate, directly own 36,014 shares of Common Stock, which represents less than 1% of the total outstanding Common Stock. The Holders, in the aggregate, directly own 2,054,862 shares of 8% Preferred Stock, which are convertible into 2,135,002 additional shares of Common Stock (based on the conversion ratio of 1.039 shares of Common Stock for each share of 8% Preferred Stock, which is the conversion ratio applicable to the 8% Preferred Stock outside of the Exchange Transaction). As a result, the Holders, in the aggregate, directly beneficially own 2,171,016 shares of Common Stock, representing approximately 5.6% (computed in accordance with Rule 13d-3(d) under the Act) of the outstanding Common Stock.

          Since Whippoorwill has discretionary authority with respect to the investments of and acts as agent for its clients, Whippoorwill has shared power to vote and dispose of the 2,171,016 shares of Common Stock owned by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in Item 2 above.

          (c) Whippoorwill has not effected any transactions in Common Stock or 8% Preferred Stock within the last sixty days.

          (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No Holder beneficially owns more than 5% of the Common Stock.

          (e) Not applicable.


Item 6.   Contracts Arrangements, Understandings or Relationships With
------    ------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

          Item 6 is amended by adding the following paragraph;

          On October 4, 2002, the Stockholders' Agreement was terminated pursuant to Section 4.2(a)(i) thereof. A copy of the Agreement to Terminate the Stockholders' Agreement is attached hereto as Exhibit H.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Exhibit H.   Agreement to Terminate the Stockholders' Agreement.

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2002

                                     WHIPPOORWILL ASSOCIATES, INC.


                                     By: /s/ Shelley Greenhaus
                                         -----------------------------------
                                         Name:  Shelley Greenhaus
                                         Title:  Managing Director

                                 EXHIBIT H
                                 ---------

          Pursuant to Rule 12b-32 under the Act, the Agreement to Terminate the Stockholder's Agreement, dated October 4, 2002, by and between the Issuer and Whippoorwill, as agent for the Holders, Avi Arad, Isaac Perlmutter, and Morgan Stanley & Co. Incorporated, is incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on October 7, 2002.